77H  (a) Virtus Investment Advisers, Inc.
     11/5/10
     Acquired control due to investment adviser to the series

     (b) Phoenix Variable Advisers, Inc.
     11/5/10 and 11/19/10
     Ceased to be investment adviser to the series